                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*


                           EXCEL Communications, Inc.
                           --------------------------
                                (Name of Issuer)


                     Common Stock $.001 par value per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   300903101
                                   ---------
                                 (CUSIP Number)


                              J. Christopher Dance
8750 North Central Expressway, Suite 2000, Dallas, Texas  75231, (214) 863-8000
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                August 28, 1996
                                ---------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ].

Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 300903101
          ---------


- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON - Kenny Allan Troutt Children's Trust II

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - The Trust does not have an I.R.S. identification number (since it is not required for federal income tax purposes).


- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
                                                         (b)  [X]


- --------------------------------------------------------------------------------
3.   SEC USE ONLY



- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO


- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                             [ ]


- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
- --------------------------------------------------------------------------------

                7.  SOLE VOTING POWER
                           0
NUMBER OF
SHARES          8.  SHARED VOTING POWER
BENEFICIALLY           20,000,000
OWNED BY
REPORTING       9.  SOLE DISPOSITIVE POWER
PERSON WITH                0

               10.  SHARED DISPOSITIVE POWER
                           0

- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     20,000,000


- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              [ ]



- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.4%


- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 300903101
          ---------


- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON - Steven J. Troutt

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - ###-##-####


- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
                                                         (b)  [X]


- --------------------------------------------------------------------------------
3.   SEC USE ONLY



- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO


- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                             [ ]


- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- --------------------------------------------------------------------------------

                7.  SOLE VOTING POWER
                           0
NUMBER OF
SHARES          8.  SHARED VOTING POWER
BENEFICIALLY           20,170,642
OWNED BY
REPORTING       9.  SOLE DISPOSITIVE POWER
PERSON WITH                0

               10.  SHARED DISPOSITIVE POWER
                           0

- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     20,170,642


- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]



- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.5%


- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN

- --------------------------------------------------------------------------------

Item 1. Security and Issuer.
        -------------------

                The name of the issuer is EXCEL Communications, Inc. (the "Issuer"). The Issuer is organized under the laws of the State of Delaware and its principal executive offices are located at 8750 North Central Expressway, Suite 2000, Dallas, Texas 75231. The class of equity securities to which this statement relates are shares of common stock, par value $.001 per share, of the Issuer (the "Common Stock").

Item 2. Identity and Background.
        -----------------------

                (a) The persons filing this schedule are the Kenny Allan Troutt Children's Trust II (the "KAT Children's Trust II") and Steven J. Troutt. Steven J. Troutt is the trustee of the Kenny Allan Troutt Children's Trust (the "KAT Children's Trust"), the Lisa Elaine Troutt Children's Trust (the "LET Children's Trust"), and the KAT Children's Trust II (the KAT Children's Trust II, the KAT Children's Trust and the LET Children's Trust are collectively referred to herein as the "Trusts").

                (b) The business address of Steven J. Troutt, the KAT Children's Trust, the LET Children's Trust and the KAT Children's Trust II is 8750 North Central Expressway, Suite 2000, Dallas, Texas 75231.

                (c) The principal business of each of the KAT Children's Trust and the LET Children's Trust is to hold trust property, including shares of Common Stock, to invest trust property, and to make distributions of trust property in accordance with the terms of the Agreement and Declaration of Trust of the KAT Children's Trust and of the LET Children's Trust, respectively. The principal business of the KAT Children's Trust II is to hold, administer and distribute the trust property and all proceeds and accumulations with respect to the trust assets held by the trust, according to the terms of the Trust Agreement for the KAT Children's Trust II. The present principal occupation of Steven J. Troutt is Director of Commissions of the Issuer (this is a management position only, and Steven J. Troutt is not an officer or on the Board of Directors of the Issuer).

                (d) In the past five years, none of the KAT Children's Trust, the LET Children's Trust, the KAT Children's Trust II or Steven J. Troutt has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e) In the past five years, none of the KAT Children's Trust, the LET Children's Trust, the KAT Children's Trust II or Steven J. Troutt has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f) The place of organization for the KAT Children's Trust, the LET Children's Trust and the KAT Children's Trust II is Texas. The place of citizenship of Steven J. Troutt is the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

                Steven J. Troutt beneficially owns (i) 6,968 shares of Common Stock in his individual capacity, which shares have been allocated to him under the Issuer's employee stock ownership plan (the "ESOP"), and
        (ii) an aggregate of 20,163,674 shares of Common Stock in his capacity as trustee of the KAT Children's Trust, the LET Children's Trust and the KAT Children's Trust II, which shares are held of record by Troutt Partners, Ltd., a Texas limited partnership (the "Partnership"), and are represented by limited partnership interests in the Partnership held by the Trusts. The KAT Children's Trust II beneficially owns 20,000,000 shares held of record by the Partnership, which are represented by a limited partnership interest in the Partnership held by the KAT Children's Trust II.

                The acquisition by Steven J. Troutt and the KAT Children's Trust II of beneficial ownership of shares of Common Stock held of record by the Partnership occurred as a result of the contribution by Kenny A. Troutt of shares of Common Stock to the KAT Children's Trust and the LET Children's Trust as a gift (and the subsequent contribution by those Trusts of the shares to the Partnership in exchange for a partnership interest) and the contribution by Kenny A. Troutt of shares of Common Stock directly to the Partnership in exchange for a partnership interest (and the subsequent contribution by Kenny A. Troutt of that partnership interest to the KAT Children's Trust II as a gift).

                No part of the acquisition price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction.
        ----------------------

                The purpose of the transaction was to establish, for estate planning and tax purposes, a trust and a limited partnership (i.e., the Partnership) to hold of record the shares of Common Stock previously held by Kenny A. Troutt and his spouse (both as his separate property and their community property) and by the KAT Children's Trust and the LET Children's Trust. As part of such estate planning, a limited partnership interest in the Partnership held by Kenny A. Troutt directly was contributed to the KAT Children's Trust II. The Partnership currently holds the shares of Common Stock held by it for investment purposes only with the ultimate objective of realizing a capital gain upon disposition. The Trusts hold the limited partnership interests in the Partnership held by them for investment purposes only. None of the Trusts or Steven J. Troutt currently has any plans or proposals that relate or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

            Prior to August 15, 1996, Kenny A. Troutt, by gift, transferred an aggregate of 81,837 shares of Common Stock held as his separate property to the KAT Children's Trust. Also prior to August 15, 1996, Lisa Elaine Troutt, the spouse of Kenny A. Troutt, transferred, by gift, an aggregate of 81,837 shares of Common Stock held as her separate property to the LET Children's Trust. On August 15, 1996, Kenny A. Troutt transferred 20,000,000 shares held as his separate property to the Partnership in exchange for a limited partnership interest. Additionally, on August 15, 1996, the KAT Children's Trust transferred 81,837 shares to the Partnership for a general partnership interest and the LET Children's Trust transferred 81,837 shares to the Partnership in exchange for a limited partnership interest. As a result of these and other estate planning transfers that also were effected on August 15, 1996, Kenny A. Troutt, the Partnership and the Troutt Family Trust filed a Schedule 13D under the Securities Exchange Act of 1934, as amended, on or about August 23, 1996.

                Thereafter, on August 28, 1996, Kenny A. Troutt transferred to the KAT Children's Trust II, by gift, the limited partnership in the Partnership representing the 20,000,000 shares he had previously contributed to the Partnership.

                The Agreement of Limited Partnership (the "Partnership Agreement") of the Partnership provides that each partner (which includes limited partners) has the right to vote the number of shares of Common Stock held by the Partnership that equals the total number of shares of such stock owned by the Partnership multiplied by the Partnership interest for such partner. In addition, the Issuer's ESOP provides that participants are entitled to direct the ESOP trustee as to the manner in which the shares of Common Stock allocated to their accounts will be voted.

                As a result of these provisions, Steven J. Troutt beneficially and indirectly owns, in his individual capacity (with respect to his ESOP shares) and in his capacity as trustee of the Trusts, 20,170,642 shares of Common Stock because he has shared power to vote (i) the 6,968 shares of Common Stock allocated to his ESOP account (which voting power is shared with the ESOP), (ii) the 81,837 shares of Common Stock held of record by the Partnership and represented by the KAT Children's Trust's general partnership interest in the Partnership (which voting power is shared with the KAT Children's Trust) (iii) the 81,837 shares of Common Stock held of record by the Partnership and represented by the LET Children's Trust's limited partnership interest in the Partnership (which voting power is shared with the LET Children's Trust), and (iv) the 20,000,000 shares of Common Stock held of record by the Partnership and represented by the KAT Children's Trust II's limited partnership interest in the Partnership (which voting power is shared with the KAT Children's Trust II). Steven J. Troutt does not hold any shares of Common Stock of record. In addition, the KAT Children's Trust II beneficially and indirectly owns, in its capacity as a limited partner of the Partnership, the 20,000,000 shares of Common Stock held of record by the Partnership and represented by the KAT Children's Trust II's limited partnership interest in the Partnership (which voting power is shared with Steven J. Troutt).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

                The Partnership Agreement provides that each of the partners has the right to vote the number of shares of Common Stock held by the Partnership that equals the total number of shares of such stock owned by the Partnership multiplied by the Partnership interest for such partner. The Partnership Agreement also provides that a unanimous vote of the partners may be required for certain dispositions of the Partnership's assets.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        Exhibit 1  Agreement of Limited Partnership of Troutt Partners, Ltd.
        ---------

        Exhibit 2  Joint Filing Statement
        ---------

                                   SIGNATURES
                                   ----------
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


THE KENNY ALLAN TRUST CHILDREN'S TRUST II


By: /s/  STEVEN J. TROUTT
   ----------------------------            -------------------------------------
   Steven J. Troutt, trustee               Date:  September 9, 1996



/s/  STEVEN J. TROUTT
- -------------------------------            -------------------------------------
   Steven J. Troutt, as trustee            Date:  September 9, 1996
   of the Kenny Allan Troutt
   Children's Trust II

               Exhibit
               -------


Exhibit 1      Agreement of Limited Partnership
- ---------
               of Troutt Partners, Ltd.

Exhibit 2      Joint Filing Statement
- ---------